September 12, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Stacie D. Gorman

Regarding:	CNL Healthcare Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2012 (“Form 10-K”)
File No. 000-54685

Dear Ms. Gorman:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 29, 2013 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

1. We note your disclosure on page 7 that you acquire wholly-owned properties subject to long-term triple-net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will describe the process that management undertakes to monitor tenant credit quality and to identify any material changes in quality.

Redemption Plan, page 4

2. We note that you honored one redemption request at a price of $9.99 per share. This amount does not appear to be consistent with the terms of your redemption plan. Please advise.

Response: The redemption request disclosure presented in the Company’s Form 10-k is reflective of receiving a request for the redemption of shares as a result of shareholder death. As noted in the redemption plan, the Company has the right to waive the holding periods and redemption prices in the event of the death (as well as other considerations detailed therein). Moreover, the redemption of shares issued pursuant to our distribution reinvestment plan is priced based upon the purchase price from which shares are being reinvested. The following table reflects the breakout of the redemption request by share type:

Share type	No. of Shares	Investment ($)	Total shares for redemption	Purchase price for all shares
Original	1,000.000	$10,000.00	1,000.000	$10,000.00
DRP		—	28.513	270.87
Stock		—	20.318	203.18

			1,048.831	$10,474.05
				$9.99	Price per share

Risk Factors, page 9

3. In future Exchange Act periodic reports, please add a risk factor in the main risk factors section disclosing that for the year ended December 31, 2012, distributions were not covered by either cash flow from operations or funds from operations, and disclose the coverage percentage based on total distributions paid, not just cash distributions.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will add a risk factor disclosing that historically distributions have not been covered by cash flows from operations and may not be covered by cash flow from operations in future periods. In addition, the Company will disclose the coverage percentage based on total distributions paid and not just cash distributions paid.

“Significant tenant lease expirations may decrease the value of our investments,” page 16

4. In future Exchange Act periodic reports, please name any tenants in 5% or more of your rentable space.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will name any tenants that lease 5% or more of our rentable space or, alternatively, include a statement that no tenants occupied 5% or more of our rentable space.

Item 2. Properties, page 39

5. In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will include a 10-year schedule of lease expirations that includes the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

Item 2. Properties, page 39

6. In future Exchange Act periodic reports, to the extent you engage in development of your properties, and to the extent such development is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will disclose additional information on our development properties (to the extent such development is material) that includes the anticipated completion date, costs incurred to date and budgeted costs.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information, page 44

Distributions, page 44

7. In future Exchange Act periodic reports, please add a sentence to your distributions section disclosing the relationship of total distributions paid in the year ended December 31, 2012 to net income or funds from operations for the year ended December 31, 2012.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will include a sentence in our distributions section disclosing the relationship of total distributions paid to net income or funds from operations for the period.

Distributions, page 44

8. We note your disclosure in footnote 2 on page 45 that you funded 100% of total cash distributions declared to stockholders with proceeds from your offering. In future Exchange Act periodic reports, please also provide the percentage of distributions paid based on total distributions paid and not just cash distributions paid.

Response: As requested by the staff, in future Exchange Act periodic reports, the Company will include the percentage of distributions paid based on total distributions paid and not just cash distributions paid.

As requested by the Staff , the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 540-7618.

Sincerely,

/s/ Joseph T. Johnson
Joseph T. Johnson
Senior Vice President and Chief Financial Officer

Cc: Sandra B. Hunter